

ATS Announces Election Of Directors

08/07/2025

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) ("**ATS**" or the "**Company**") today announced that all of the nominee directors listed in the management information circular dated June 18, 2025, as amended and supplemented by an Addendum dated July 8, 2025 (the "**Management Information Circular**"), were elected as directors of ATS. The vote was conducted electronically at the virtual Annual Meeting of Shareholders, which took place on August 7, 2025 ("**Annual Meeting**"). The voting results based on votes cast by shareholders present online or represented by proxy at the Annual Meeting are set out below:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Avik Dey	87,137,391	99.54%	401,507	0.46%
Joanne S. Ferstman	86,809,231	99.17%	729,667	0.83%
Kirsten Lange	85,410,029	97.57%	2,128,869	2.43%
Michael E. Martino	80,362,734	91.80%	7,176,164	8.20%
Sharon C. Pel	84,109,689	96.08%	3,429,209	3.92%
Daniel A. Pryor	87,529,635	99.99%	9,263	0.01%
Philip B. Whitehead	87,524,454	99.98%	14,444	0.02%

The total percentage of ATS common shares represented at the Annual Meeting was 90.07%. Final results on all matters voted upon at the Annual Meeting will be filed on SEDAR+ and EDGAR.

Following the conclusion of the AGM, Michael Martino was confirmed as the new Chair of the Board of Directors for ATS, as was anticipated and outlined in the Management Information Circular.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage,



consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 80 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:
Arjun Kapur
Investor Relations Associate
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
akapur2@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Affairs & Communication
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation